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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                   FORM T-3/A

                                (AMENDMENT NO. 1)

                 APPLICATION FOR QUALIFICATION OF CVR AGREEMENT
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            -------------------------

                       ATKINS NUTRITIONALS HOLDINGS, INC.
                               (Name of Applicant)


                                 105 Maxess Road
                                    Ste. N109
                               Melville, NY 11747
                    (Address of Principal Executive Offices)

        SECURITIES TO BE ISSUED UNDER THE CVR AGREEMENT TO BE QUALIFIED:

  Title of Class                                         Amount
  --------------                                         ------
New CVR Interests                      Contingent and cannot be determined until
                                       occurrence, if ever, of triggering event

                            -------------------------

Approximate date of proposed public offering: Upon the Effective Date under the Plan (as defined herein).
                            -------------------------


                              Joseph Conklin, Esq.
                     Senior Vice President & General Counsel
                        Atkins Nutritionals Holdings, Inc
                                 105 Maxess Road
                                    Ste. N109
                               Melville, NY 11747
                     (Name and Address of Agent for Service)


                                 With copies to:

                                Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153



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The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                   FORM T-3/A

                                (AMENDMENT NO. 1)

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

         (a) The Applicant, Atkins Nutritionals Holdings, Inc., is a corporation.

         (b) The Applicant is a Delaware corporation.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

         The Applicant intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement, as it may be amended from time to time (the "Disclosure Statement"), and an accompanying Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as it may be amended from time to time (the "Plan"), of Applicant and certain of its subsidiaries (collectively, the "Debtors"), copies of which are included as exhibits T3E-5 and T3E-6 to this application, the contingent value rights (the "New CVR Interests") pursuant to an agreement between Atkins Nutritionals Holdings, Inc. and a Trustee to be selected by Applicant (the "CVR Agreement") to be executed by the Effective Date.

         The New CVR Interests are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's clam against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the New CVR Interests under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, New CVR Interests will be issued to the holders of the Allowed Second Lien Claims (Class
3) (as defined in the Plan) in satisfaction and discharge of their Claims (as defined in the Plan). For a more complete description of the New CVR Interests, reference is made to the CVR Agreement attached to this T-3/A as Exhibit T3C.

                                  AFFILIATIONS
ITEM 3.  AFFILIATES.

         Set forth below are the affiliates of the Applicant prior to and after the Effective Date, including a list of all direct and indirect subsidiaries of the Applicant (collectively, the "Subsidiaries" and each, a "Subsidiary"). Each Subsidiary is wholly owned by the Applicant or a Subsidiary. As of the date of this application, it is expected that Atkins Nutritionals Holdings II, Inc. will be merged into the Applicant or dissolved on or around the Effective Date of the Plan. Other than such merger or dissolution, it is expected that after the Effective Date the corporate structure and equity ownership of the Subsidiaries will be unchanged.
                                                              JURISDICTION OF
                                                              INCORPORATION
     AFFILIATE                                                OR QUALIFICATION
     ---------                                                ----------------

     Atkins Nutritionals Holdings II, Inc.                    Delaware
     Atkins Nutritionals, Inc.                                New York
     Atkins Nutritionals (Canada) Limited                     Canada
     Atkins Nutritionals Pty Ltd                              Australia
     Atkins International Limited                             England/Wales
     Atkins Nutritionals (United Kingdom) Limited             England/Wales

  Item 4 identifies those holders that have a greater than 10 percent interest in the voting securities of the Applicant prior to and after the Effective Date to the extent known. The directors and executive officers of the Applicant may be deemed to be affiliates of the Applicant by virtue of their position. Item 4 identifies the directors and executive officers of the Applicant prior to and after the Effective Date to the extent known.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

         (a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. Except as otherwise noted below, the address for each director and officer listed below is c/o Atkins Nutritionals Holdings, Inc, 105 Maxess Road, Ste. N109, Melville, NY 11747.

         Name                           Office                                 Address
         ----                           ------                                 -------
         Mark Rodriguez                 President, Chief Executive Officer
                                        and Director

         Joseph Conklin                 Senior Vice President, General
                                        Counsel, Secretary and Director of
                                        Human Resources

         Rebecca Roof                   Interim Chief Financial Officer

         Jeff Powers                    Vice President, Customer Management
                                        and Sales

         Beth Neumann                   Vice President, Marketing

         Steve Galinski                 Vice President, Operations and
                                        Customer Support

         Matt Spolar                    Vice President, Product Technology

         Tamara Richardson              Senior Vice President, International
                                        and Business Development

         Paul Wolff                     Director                               77 Mile Common Rd.
                                                                               Easton, CT 06612

         Scott Kabak                    Director                               11 Longwood Rd.
                                                                               Sands Point, NY 11050
                                        3

         Name                           Office                                 Address
         ----                           ------                                 -------

         Drew Sawyer                    Director

         John Rutherford                Director                               Parthenon Capital
                                                                               75 State Street, 26th Floor
                                                                               Boston, MA 02109

         Muneer Satter                  Director                               Goldman Sachs
                                                                               B4900 Sears Tower
                                                                               Chicago, Illinois 60606

         (b) It is expected that the existing executive officers of the Applicant shall continue to serve in their current capacities after the Effective Date, except for Rebecca Roof and Tamara Richardson, who are not expected to remain as officers of the Applicant after the Effective Date. Beth Neumann is expected to be the Chief Marketing Officer of the Applicant, in addition to continuing to serve as Vice President, Marketing. The following shall serve as directors of the Applicant's reorganized Board of Directors as of the Effective Date:

                   Name                                 Address
                   ----                                 -------
              Mark Rodriguez             c/o Atkins Nutritionals Holdings, Inc.
                                         105 Maxess Road, Ste. N109
                                         Melville, NY  11747

                                         Aramark, Healthcare Management Services - Food
            Robert W. Carpenter          1101 Market St.
                                         Philadelphia, PA 19107

                                         Whelan Financial
             Kevin S. Flannery           255 Farmington drive
                                         Charlottesville, VA 22901

                                         51 Twin Oak Road
               Hugh R. Rovit             Short Hills, NJ  07078

                                         Ubiquity Brands, Inc.
                 Tim Healy               10 South Wacker Drive
                                         Suite 3450
                                         Chicago, IL 60606

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

         (a) Presented below is certain information regarding each person owning 10% or more of the voting securities of the Applicant as of the date of this application.

               Name and                                                                              Percentage of Voting
       Complete Mailing Address              Title of Class Owned               Amount Owned           Securities Owned
       ------------------------              --------------------               ------------           ----------------
Parthenon Investors II, L.P.               Series A Preferred Stock             1,506,027.07                 65.11%
200 State Street
Boston, MA 02109

Lean Investors, LLC                        Series A Preferred Stock                  386,500                 16.71%
85 Broad Street
Boston, MA 02109

Estate of Dr. Robert C. Atkins                   Common Stock                     458,055.12                 79.71%
Attn:  John P. Corrigan
1311 Mamaroneck Ave.
White Plains, NY 10605


         (b) The Applicant does not currently have the necessary information available to it to determine which holders will be holders of 10% or more of the voting securities of the Applicant as of the Effective Date.

ITEM 6.  UNDERWRITERS.

         (a) Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application.

         (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the CVR Agreement.

                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

         (a) (1) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of the date of this application. (The footnotes, which describe the voting rights with respect to the voting securities of the Applicant, are contained in subsection (b) below.)

                            Title of Class                                    Amount Authorized        Amount Outstanding
                            --------------                                    -----------------        ------------------
Common Stock(1)                                                                      10,000,000                   574,640
Series A Convertible Preferred Stock(2)                                               2,313,000                 2,313,000
Series B Preferred Stock(3)                                                           1,000,000                 1,000,000

                  (2) The following table sets forth certain information with respect to the authorized class of securities of the Applicant, to be authorized as of the Effective Date.

                            Title of Class                                    Amount Authorized      Amount Outstanding
                            --------------                                    -----------------      ------------------
New Common Stock(4)                                                                  15,000,000              10,000,000

         (b) (1) Each share of the Applicant's Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common stockholders.

             (2) Each share of the Applicant's Series A Convertible Preferred Stock entitles the holder thereof to one vote per share of common stock that the holder would own had such holder converted its shares of Series A Convertible Preferred Stock into shares of Common Stock, pursuant to the Certificate of Designation of the Series A Convertible Preferred Stock, on each matter submitted to a vote at all meetings of the Applicant's common stockholders. In addition, none of the Applicant, the Board of Directors or the stockholders of the Applicant shall approve, consent or ratify certain actions without the consent of a majority the outstanding shares of Series A Convertible Preferred Stock. These actions include: (i) issuance, reservation for issuance or authorization of any capital stock of the Applicant or any right or option to acquire shares of capital stock ranking pari passu with or senior to the shares of Series A Convertible Preferred Stock, or any increase or decrease in the authorized number of shares of Series A Convertible Preferred Stock; (ii) any amendment, modification or restatement of the Certificate of Incorporation, including the Certificate of Designation for Series A Convertible Preferred Stock, or the by-laws of the Applicant that would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of Series A Convertible Preferred Stock; (iii) any repurchase or redemption of any Junior Stock (as defined in the Certificate of Designation for Series A Convertible Preferred Stock) (other than the repurchase of capital stock from employees, officers, directors or consultants of the Corporation upon termination of employment or service); and (iv) any amendment to Section 6(b) of the Certificate of Designation for Series A Convertible Preferred Stock.

             (3) The holders of Series B Preferred Stock have no right to vote. However, none of the Applicant, the Board of Directors or the stockholders of the Applicant shall approve, consent or ratify certain actions without the consent of a majority the outstanding shares of Series B Preferred Stock. These actions include: (i) issuance, reservation for issuance or authorization of any capital stock of the Applicant or any right or option to acquire shares of capital stock ranking pari passu with or senior to the shares of Series B Preferred Stock, or any increase or decrease in the authorized number of shares of Series B Preferred Stock; (ii) any amendment, modification or restatement of the Certificate of Incorporation, including the Certificate of Designation for Series B Preferred Stock, or the by-laws of the Applicant that would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of Series B Preferred Stock; (iii) any repurchase or redemption of any Junior Stock (as defined in the Certificate of Designation for Series B Preferred Stock) (other than the repurchase of capital stock from employees, officers, directors or consultants of the Corporation upon termination of employment or service); and (iv) any amendment to Section 8(b) of the Certificate of Designation for Series B Preferred Stock.

             (4) As of the Effective Date, each share of New Common Stock will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of the holders of the Applicant's New Common Stock.

                            CVR AGREEMENT SECURITIES

ITEM 8.  ANALYSIS OF CVR AGREEMENT PROVISIONS.

         The following is a general description of certain provisions of the New CVR Interests to be qualified. The description is qualified in its entirety by reference to the CVR Agreement filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the CVR Agreement.

         (A) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE.

                  Events of Default under the CVR Agreement occur upon any failure to make the CVR Payment, in the amount, if any, required by the CVR Agreement, on or before the CVR Payment Date, which failure shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body).

                  The Trustee shall transmit to the Holders, as the names and addresses of such Holders appear on the Security Register, notice by mail of all defaults which have occurred, such notice to be transmitted within 45 days after the occurrence thereof unless such defaults shall have been cured before the giving of such notice.

         (B) AUTHENTICATION AND DELIVERY OF NEW CVR INTERESTS; APPLICATION OF PROCEEDS.

             (i) Execution, Authentication, Delivery and Dating.

                  a. The CVR Certificates shall be executed on behalf of the Applicant by its chairman or vice chairman of the Board of Directors or its president or any vice president or its treasurer, under its corporate seal, which may, but need not, be attested. The signature of any of these officers on the CVR Certificates may be manual or facsimile.

                  b. CVR Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Applicant shall bind the Applicant, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such CVR Certificates or did not hold such offices at the date of such CVR Certificates.

                  c. At any time and from time to time after the execution and delivery of the CVR Agreement, the Applicant may deliver CVR Certificates executed by the Applicant to the Trustee for authentication, together with an Applicant order for the authentication and delivery of such CVR Certificates; and the Trustee in accordance with such Applicant order shall authenticate and deliver such CVR Certificates as provided in the CVR Agreement and not otherwise.

                  d. Each CVR Certificate shall be dated as of the date of its authentication.

                  e. No CVR Certificate shall be entitled to any benefit under the CVR Agreement or be valid or obligatory for any purpose unless there appears on such CVR Certificate a certification of authentication substantially in the form provided for in the CVR Agreement, duly executed by the Trustee by manual signature of an authorized officer, and such certification upon any CVR Certificate shall be conclusive evidence, and the only evidence, that such CVR Certificate has been duly authenticated and delivered under the CVR Agreement and that the Holder is entitled to the benefits of the CVR Agreement.

             (ii) Temporary CVR Certificates

                  a. Until CVR Certificates are ready for delivery, the Applicant may execute, and upon Applicant order the Trustee shall authenticate and deliver, temporary CVR certificates that are printed, lithographed, typewritten, mimeographed or otherwise produced, substantially of the tenor of the CVR Certificates in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such temporary CVR certificates may determine with the concurrence of the Trustee. Temporary CVR certificates may contain such reference to any provisions of the CVR Agreement as may be appropriate. Every temporary CVR certificate shall be executed by the Applicant and be authenticated by the

Trustee upon the same conditions and in substantially the same manner, and with like effect, as the CVR Certificates.

                  b. If temporary CVR certificates are issued, the Applicant will cause CVR Certificates to be prepared without unreasonable delay. After the preparation of CVR Certificates, the temporary CVR certificates shall be exchangeable for CVR Certificates upon surrender of the temporary CVR certificates at the office or agency of the Applicant designated for such purpose pursuant to Section 7.2 of the CVR Agreement, without charge to the Holder.

                  c. Upon surrender for cancellation of any one or more temporary CVR certificates, the Applicant shall execute and the Trustee shall authenticate and deliver in exchange therefor a like amount of CVR Certificates. Until so exchanged, the temporary CVR certificates shall in all respects be entitled to the same benefits under the CVR Agreement as CVR Certificates.

             (iii) Mutilated, Destroyed, Lost and Stolen CVR Certificates.

                  a. If (1) any mutilated CVR Certificate is surrendered to the Trustee or (2) the Applicant and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any CVR Certificate, and there is delivered to the Applicant and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Applicant or the Trustee that such CVR Certificate has been acquired by a bona fide purchaser, the Applicant shall execute and upon its written request the Trustee shall authenticate and deliver, in exchange for any such mutilated CVR Certificate or in lieu of any such destroyed, lost or stolen CVR Certificate, a new CVR Certificate of like tenor and amount of CVRs, bearing a number not contemporaneously outstanding.

                  b. In case any such mutilated, destroyed, lost or stolen CVR Certificate has become or is to become due and payable within 15 days, the Applicant in its discretion may, instead of issuing a new CVR Certificate, pay such CVR on the CVR Payment Date.

                  c. Upon the issuance of any new CVR Certificate under Section
2.6 of the CVR Agreement, the Applicant may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

                  d. Every new CVR Certificate issued pursuant to Section 2.6 of the CVR Agreement in lieu of any destroyed, lost or stolen CVR Certificate shall constitute an original additional contractual obligation of the Applicant, whether or not the destroyed, lost or stolen CVR Certificate shall be at any time enforceable by anyone, and shall be entitled to all benefits of the CVR Agreement equally and proportionately with any and all other CVR Certificates duly issued thereunder.

                  e. The provisions of Section 2.6 of the CVR Agreement are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen CVR Certificates.

             (iv) Application of Proceeds

         There will be no proceeds (and therefore no application of proceeds) from the issuance of the CVRs because the CVRs will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

         (C) RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY.

         Not applicable.

         (D) SATISFACTION AND DISCHARGE OF THE CVR AGREEMENT.

         When (i) the Applicant delivers to the Trustee all outstanding CVR Certificates (other than CVR Certificates replaced pursuant to Section 2.6 of the CVR Agreement regarding mutilated, destroyed, lost and stolen CVR Certificates) for cancellation, (ii) all outstanding CVRs have become due and payable and the Applicant irrevocably deposits with the Trustee or the Paying Agent (if the Paying Agent is not the Applicant or any of its Affiliates) cash sufficient to pay all Cash amounts or Shares due and owing on all outstanding CVRs (other than CVRs replaced pursuant to Section 2.6 of the CVR Agreement or CVRs held by the Applicant or any Affiliate thereof), or (iii) the Initial Change of Control is consummated and no CVR Payment is due in accordance with the terms of the CVR Agreement, then the CVR Agreement shall, subject to Section
4.6 of the CVR Agreement, cease to be of further effect. The Trustee shall join in the execution of a document prepared by the Applicant acknowledging satisfaction and discharge of the CVR Agreement on demand of the Applicant accompanied by an Officer's Certificate and Opinion of Counsel and at the cost and expense of the Applicant.

         (E) STATEMENT AS TO COMPLIANCE.

         The Applicant will deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer of the Applicant as to his or her knowledge of the Applicant's compliance with all conditions and covenants under the CVR Agreement. For purposes of this section, such compliance shall be determined without regard to any period of grace or requirement of notice under the CVR Agreement.

ITEM 9.  OTHER OBLIGORS.

         The Applicant's obligations with respect to the New CVR Interests will not be guaranteed by any other party.

CONTENTS OF APPLICATION FOR QUALIFICATION. THIS APPLICATION FOR QUALIFICATION COMPRISES--

         (a)      Pages numbered 1 to 12, consecutively (including an attached
                  Exhibit Index).

         (b) The statement of eligibility and qualification of the Trustee under the CVR Agreement to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                  Exhibit T3A-1**   Amended and Restated Articles of
                                    Incorporation of Applicant (including
                                    Certificates of Designations for Series A
                                    Convertible Preferred Stock and Series B
                                    Preferred Stock.

                  Exhibit T3A-2*    Form of Second Amended and Restated
                                    Articles of Incorporation of Applicant, to
                                    be effective after the Effective Date.
                  Exhibit T3B-1**   Amended and Restated Bylaws of Applicant.

                  Exhibit T3B-2*    Form of Second Amended and Restated Bylaws
                                    of Applicant, to be effective after the
                                    Effective Date.

                  Exhibit T3C*      Form of CVR Agreement between Applicant and
                                    the Trustee.

                  Exhibit T3D       Not Applicable.

                  Exhibit T3E-1**   Disclosure Statement for Debtors' Joint Plan
                                    of Reorganization, dated August 24, 2005.

                  Exhibit T3E-2**   Debtors' Joint Plan of Reorganization Under
                                    Chapter 11 of the Bankruptcy Code, dated
                                    August 24, 2005.

                  Exhibit T3E-3**   Disclosure Statement for Debtors' First
                                    Amended Joint Plan of Reorganization, dated
                                    September 30, 2005.

                  Exhibit T3E-4**   Debtors' First Amended Joint Plan of
                                    Reorganization Under Chapter 11 of the
                                    Bankruptcy Code, dated September 30, 2005.

                  Exhibit T3E-5**   Disclosure Statement Relating to Debtors'
                                    Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated November 16, 2005.

                  Exhibit T3E-6**   Debtors' Second Amended Joint Plan of
                                    Reorganization Under Chapter 11 of the
                                    Bankruptcy Code, dated November 16, 2005.

                  Exhibit T3F*      Cross reference sheet showing the location
                                    in the CVR Agreement of the provisions
                                    inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                                    Indenture Act of 1939 (included as part of Exhibit T3C).

                  Exhibit T3G***    Statement of eligibility and qualification
                                    of the Trustee on Form T-1.





-----------------------------
*     Filed herewith.
**    Previously filed.
***   To be filed by amendment.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Atkins Nutritionals Holdings, Inc., a Delaware corporation, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Melville, and State of New York, on the 6th day of December, 2005.


                             ATKINS NUTRITIONALS HOLDINGS, INC.

                             By: /s/ Joseph Conklin
                                 ----------------------------------------------
                             Name:  Joseph Conklin
                             Title: Senior Vice President, General Counsel,
                                    Secretary and Director of Human Resources



Attest: /s/ Matt Spolar
        -----------------------------------
Name:   Matt Spolar
Title:  Vice President, Product Technology

                                 EXHIBIT INDEX


     Exhibit No.           Description
     -----------           -----------

     Exhibit T3A-1**       Amended and Restated Articles of Incorporation of
                           Applicant (including Certificates of Designations for
                           Series A Convertible Preferred Stock and Series B
                           Preferred Stock.

     Exhibit T3A-2*        Form of Second Amended and Restated Articles of
                           Incorporation of Applicant, to be effective after the Effective Date.

     Exhibit T3B-1**       Amended and Restated Bylaws of Applicant.

     Exhibit T3B-2*        Form of Second Amended and Restated Bylaws of
                           Applicant, to be effective after the Effective Date.

     Exhibit T3C*          Form of CVR Agreement between Applicant and the
                           Trustee.

     Exhibit T3D           Not Applicable.

     Exhibit T3E-1**       Disclosure Statement for Debtors' Joint Plan of
                           Reorganization, dated August 24, 2005.

     Exhibit T3E-2**       Debtors' Joint Plan of Reorganization Under Chapter
                           11 of the Bankruptcy Code, dated August 24, 2005.

     Exhibit T3E-3**       Disclosure Statement for Debtors' First Amended Joint
                           Plan of Reorganization, dated September 30, 2005.

     Exhibit T3E-4**       Debtors' First Amended Joint Plan of Reorganization
                           Under Chapter 11 of the Bankruptcy Code, dated
                           September 30, 2005.

     Exhibit T3E-5**       Disclosure Statement Relating to Debtors' Second
                           Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated November 16, 2005.

     Exhibit T3E-6**       Debtors' Second Amended Joint Plan of Reorganization
                           Under Chapter 11 of the Bankruptcy Code, dated
                           November 16, 2005.

     Exhibit T3F*          Cross reference sheet showing the location in the CVR
                           Agreement of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of
                           Exhibit T3C).

     Exhibit T3G***        Statement of eligibility and qualification of the
                           Trustee on Form T-1.


-----------------------------
*     Filed herewith.
**    Previously filed.
***   To be filed by amendment.